October 18, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                               NetSpend Holdings, Inc.
Filed on Form S-1
Registration No. 333-168127

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between October 4, 2010 and the date hereof 9,823 copies of the Preliminary Prospectus dated October 4, 2010 were distributed as follows: 7,809 to 7 prospective underwriters; 1,898 to 1,898 institutional investors; 76 to 2 prospective dealers; 0 to 0 individuals; 0 to 0 rating agencies and 40 to 37 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. EDT on October 18, 2010 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

GOLDMAN, SACHS & CO.

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

As Representatives of the

Prospective Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michele A. H. Allong
Name: Michele A. H. Allong
Title: Authorized Signatory